                        1934 Act Registration No. 1-14700

                             SECURITIES AND EXCHANGE
                                   COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.

                 (Translation of Registrant's Name Into English)

                              No. 8 Li-Hsin Rd. 6,
                                  Science Park
                                Hsin-chu, Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   x                             Form 40-F _____
               -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes _____                                 No    x
                                                   -----

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 Taiwan Semiconductor Manufacturing Company Ltd.


Date: December 9, 2003           By /s/ Lora Ho
                                    ----------------------------------------
                                    Lora Ho
                                    Vice President & Chief Financial Officer

               Taiwan Semiconductor Manufacturing Company Limited
                                December 09, 2003

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees and 4) financial derivative transactions for the period of November 2003.

1) Sales volume (NT$: Thousand)

---------------------------------------------------------------------------------------------------------
  Period           Items               2003              2002           Changes              (%)
---------------------------------------------------------------------------------------------------------
Nov            Invoice amount        17,784,517        14,897,487            2,887,030        19.38%
---------------------------------------------------------------------------------------------------------
Jan - Nov      Invoice amount       172,812,802       150,757,302           22,055,500        14.63%
---------------------------------------------------------------------------------------------------------
Nov            Net sales             18,510,405        14,582,366            3,928,039        26.94%
---------------------------------------------------------------------------------------------------------
Jan - Nov      Net sales            182,938,905       149,620,428           33,318,477        22.27%
---------------------------------------------------------------------------------------------------------

2) Funds lent to other parties (NT$ Thousand)
--------------------------------------------------------------------------------
                    Limit of lending          Nov        Bal. as of period end
--------------------------------------------------------------------------------
TSMC                         62,594,284             -                        -
--------------------------------------------------------------------------------
TSMC's subsidiaries          33,796,409         2,280*                 342,080
--------------------------------------------------------------------------------
* The deviation was due to the fluctuation in currency exchange rate.

3) Endorsements and guarantees (NT$ Thousand)

--------------------------------------------------------------------------------------------------------------
                                     Limit of endorsements           Nov          Bal. as of period end
--------------------------------------------------------------------------------------------------------------
TSMC                                              78,242,855         155,040*                 23,261,440
--------------------------------------------------------------------------------------------------------------
TSMC's subsidiaries                                      N/A               0                           0
--------------------------------------------------------------------------------------------------------------
TSMC endorses for subsidiaries                                       155,040*                 23,261,440
--------------------------------------------------------------------------------------------------------------
TSMC's subsidiaries endorse for TSMC                                       0                           0
--------------------------------------------------------------------------------------------------------------
TSMC endorses for PRC companies                                            0                           0
--------------------------------------------------------------------------------------------------------------
TSMC's subsidiaries endorse for PRC companies                              0                           0
--------------------------------------------------------------------------------------------------------------

* The deviation was due to the fluctuation in currency exchange rate.

4) Financial derivative transactions
a-1. Hedging purpose (for assets / liabilities denominated in foreign currencies)

----------------------------------------------------------------------------------------
                                                        YEN:                        0
                                      Liabilities:   -----------------------------------
  Underlying assets / liabilities                       EUR:                4,000,000
                                   -----------------------------------------------------
                                           Assets:      US$:            1,820,000,000
----------------------------------------------------------------------------------------
    Financial instruments                                        FX forward contracts
----------------------------------------------------------------------------------------
    Recognized profit (loss)                                          (NT$55,447,563)
----------------------------------------------------------------------------------------

a-2. Hedging purpose (for the position of fixed rate liabilities / floating rate assets)

----------------------------------------------------------------------------------------
  Underlying assets / liabilities     Liabilities:      NT$:         NT$3,000,000,000
                                   -----------------------------------------------------
                                           Assets       US$:          US$5,714,285.71
----------------------------------------------------------------------------------------
    Financial instruments                                          Interest rate swap
----------------------------------------------------------------------------------------
    Recognized profit (loss)                                                        -
----------------------------------------------------------------------------------------

b. Trading purpose: None.

                    TSMC Monthly Sales Report - November 2003

Hsinchu, Taiwan, December 9, 2003 - Taiwan Semiconductor Manufacturing Company Ltd. (TSMC) (TAIEX: 2330, NYSE: TSM) today announced that net sales for November 2003 totaled NT$18,510 million, a decrease of 8.8 percent from October 2003. On a year-over-year basis, November 2003 net sales increased 26.9 percent. Revenues for January through November 2003 totaled NT$182,939 million, an increase of
22.3 percent over the same period in 2002.

                                      #   #   #

Sales Report: (Unit: NT$ million)
--------------------------------------------------------------------------------
Net Sales                         2003/(1)/       2002            Growth
--------------------------------------------------------------------------------
November                          18,510          14,582            26.9%
--------------------------------------------------------------------------------
January through November         182,939         149,620            22.3%
--------------------------------------------------------------------------------

(1): Year 2003 figures have not been audited.

TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602

For further information, please contact:

Mr. J.H. Tzeng                 Mr. Jesse Chou                Ms. Shan-Shan Guo
PR Department Manager, TSMC    PR Manager, TSMC              PR Manager, TSMC
Tel: 886-3-666-5028 (O)        Tel: 886-3-666-5029 (O)       Tel: 886-3-666-5033(O)
     886-928-882-607(Mobile)        886-932-113-258(Mobile)       886-939-059-246 (Mobile)
Fax: 886-3-567-0121            Fax: 03-5670121               Fax: 03-5670121
E-mail: jhtzeng@tsmc.com       E-Mail: jhchoua@tsmc.com      Email: ssguo@tsmc.com